Fortive Corporation (FTV)

Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278

Shareholder, Fortive Corporation.

Shareholder Alert

Please vote for Proposal 4

This is the most important item on the ballot because it is the only Board of Directors item on the ballot facing a serious prospect of defeat:

Proposal 4. Approval of Fortive’s Amended and Restated Certificate of Incorporation, as Amended and Restated to Eliminate the Supermajority Voting Requirements Applicable to Shares of Common Stock

It is not often that a shareholder needs to throw his support to a Board of Directors proposal on the ballot.

However this item is in danger of defeat because it needs an 80%-vote from every last forgotten share of Fortive stock in the attic.

So far there seems to be no sign that the Fortive Board of Directors is particularly interested in avoiding defeat on this item.

Please ask the Israel Ruiz <investors@fortive.com>, the Director who chairs the corporate governance committee, to make a special effort to get out the vote for this item.

This item can be defeated simply because not enough shareholders vote.

For Securities and Exchange Commission background on this proposal please see:

Fortive Corporation (March 13, 2019)

https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2019/cheveddenfortive031319-14a8.pdf

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy mailing.